Summary of Terms

November 2, 2015

This Summary has been prepared by Platinum Group Metals Ltd (“PTM”) and describes the terms that form the basis of a proposed transaction between Liberty Metals & Mining Holdings, LLC, a subsidiary of Liberty Mutual Insurance, and PTM (“Proposed Transaction”). All dollar amounts in this summary are in U.S. dollars unless otherwise specified.

Borrower	Platinum Group Metals Ltd. (“PTM” or the “Company”)

Guarantor	Platinum Group Metals (RSA) Proprietary Limited (“PTM (RSA)”)

Lender	Liberty Metals & Mining Holdings, LLC (“LMM”)

Amount / Availability	USD $40,000,000 in a single-advance, secured facility (the “Loan”)

Use of Proceeds	For the development, construction and working capital needs of the Western Bushveld Joint Venture Project (the “Project”)

Interest Rate	12-month USD LIBOR (the “Base Rate”) plus 9.50%

Following the initial drawdown, interest will accrue and be capitalized on a monthly basis until December 31, 2016. Beginning with the quarter ending March 31, 2017, interest will accrue and be payable quarterly. Interest will be calculated on a 360-day calendar year.

Default rate: Base Rate plus 12.50%

Maturity Date	December 31, 2020

Debt Repayment

No payments of principal or capitalized interest will be due until December 31, 2018 at which point in time 20% of the outstanding principal and capitalized interest will be due and payable. Thereafter the remaining 80% of outstanding principal and capitalized interest will amortize and be repaid ratably at 10% per calendar quarter over the following 8 quarters (Q1, Q2, Q3, Q4 of 2019 and 2020) ending with the December 31, 2020 quarter.

If PTM exercises the Repurchase Option (as defined below) before January 1, 2019, repayment of principal and capitalized interest may be deferred to begin with the quarter ending September 30th , 2019 at which point in time 10% of the outstanding principal and capitalized interest will be due and payable, followed by 10% on December 31, 2019. Thereafter the remaining 80% of outstanding principal and capitalized interest will be repaid as to 20% at the end of each calendar quarter to December 31, 2020.

Mandatory Prepayment	50% of Excess Free Cash Flow shall be applied quarterly to the outstanding principal balance beginning with any Excess Free Cash Flow generated during the quarter ending March 31, 2019.

“Excess Free Cash Flow” for period means cash flow from operations less capital expenditures and debt service.

Production Payment	Pursuant to, and in consideration of the Loan, LMM will receive production payments (the “Production Payment”) equal to 1.5% of Proceeds.

“Proceeds” means the gross proceeds received by or credited to Maseve Investments 11 (Pty) Ltd. or its successors or permitted assigns (“Maseve”) from the sale or disposition of all minerals produced at or from the mine, mill and related facilities and properties of the Western Bushveld Joint Venture less charges or costs levied by the smelter or refinery incurred in connection with the minerals for which the related payment or credit is received.

Production Payment amounts due will accrue and be capitalized through December 31, 2017 at the Base Rate plus 9.50%. Commencing January 1, 2018, PTM shall, within 10 Business Days of receipt from the sale of products, pay to LMM the Production Payment, converted to USD. All Production Payments accruing on or before December 31, 2017 and all interest thereon shall be due and payable to LMM on the first payment date, which will occur in January 2018.

Repurchase Option	PTM will have the right, exercisable in its sole discretion, to repurchase, prior to December 31, 2021, 1.00% of the 1.5% Production Payment for payment of:

(i) USD $17.5 million, if the Repurchase Option is exercised before January 1, 2019; or

(ii) USD $20.0 million, if the Repurchase Option is exercised between January 1, 2019 and December 31, 2021;

plus in each case all accrued and, if applicable, all capitalized Production Payment amounts through the end of the month of repurchase (the “Repurchase Option”). Any such repurchase may only be made on the last Business Day in a calendar month.

For the avoidance of doubt, should PTM exercise the Repurchase Option, the remaining Production Payment rate will be 0.5% (being 1.5% - 1.00% = 0.5%) .

Termination Fee

PTM will have the right to terminate the Production Payment at a cost based on the 5% NPV of the remaining Initial LOM planned annual cash flows under the Production Payment, at metal prices current at the time of a termination notice, calculated on the 1.5% Production Payment, or if the Repurchase Option is exercised, based on a 0.5% Production Payment.

A default under the Production Payment agreement, a default on any Indebtedness greater than $1,000,000 (including the Sprott Facility and the Credit Agreement) and certain other events of default triggers the payment of the termination fee to LMM.

Refinancing

PTM will have the right to refinance the Sprott Facility or the LMM Loan, but only to the extent that the Person providing such refinancing indebtedness acknowledges in writing to LMM that LMM’s rights to Production Payments will be made in priority to any payments made under any refinancing indebtedness absent a default under such indebtedness.

GENERAL

Security and Guarantees

The Loan and Production Payment will be guaranteed, on a joint and several basis, by PTM and PTM (RSA) and will be secured by a second lien on (i) the shares of PTM (RSA) held by PTM and (ii) all current and future assets of PTM, including without limitation, all accounts and notes, receivables, chattel paper, cash, cash equivalents, deposit accounts, certificates of deposit, evidence of indebtedness to the Company of any kind or description, tangible real or person property, including all shares, equity interest, loans or advances made to or that relate to the Company.

PTM will ensure the security package includes all proper indemnifications and cross guarantees to satisfy LMM.

Conditions Precedent to Effectivness of Agreements	Usual and customary conditions including but not limited to:

1.	Completion, technical, legal and financial due diligence.
2.

Final and complete documentation including a credit agreement, Production Payment agreement, inter-creditor agreement with the lenders under the Sprott Facility, in each case on terms satisfactory in form and substance to LMM.

3.	Applicable third party and regulatory approvals.

Conditions Precedent to Funding	Usual and customary conditions including but not limited to:

1.	Bring down of certain representations and warranties.
2.	Absence of the occurrence of a default or event of default under the documentation.
3.	Approval of the South African Reserve Bank.
4.	Funding of the USD $40 million Sprott Facility.

Representations and Warranties	Customary and usual for facilities and agreements of this nature, including those agreed by the Company in the Sprott Facility, as well as:

1.	Relating to compliance with Foreign Corrupt Practices laws and Sanctions Laws.
2.	Those customarily contained in Production Payment agreements (or similar agreements).

Covenants	Customary and usual for facilities and agreements of this nature, including those agreed by the Company in the Sprott Facility, as well as:

1.	Compliance with applicable Foreign Corrupt Practices laws and Sanctions laws.
2.	Use of net insurance proceeds.
3.	Delivery of Material Contracts, Budgets and Mine Plans (and all amendments and revisions thereto).
4.	Rights of inspection.
5.	Submission to Jurisdiction of PTM (RSA).
6.	Right of first offer granted to LMM for any non-equity financing by PTM or its subsidiaries, as long as any Loan amount is outstanding.
7.	Those customarily contained in Production Payment agreements (or similar agreements).

Events of Default	Customary and usual for facilities and agreements of this nature, including those agreed by the Company in the Sprott Facility, as well as:

1.	An agreement as to the payment of the Termination Fee as liquidated damages for the Production Payment if an Event of Default occurs.
2.	Failure to comply with the terms of the Production Payment agreement.

Information Rights	LMM will be provided with reports as per the Sprott Facility as well as:

1.	An annual forecast of operations for the Project (the “Annual Forecast Report”) including

(i)	NI 43-101 compliant reserve and resource statement;
(ii)	Stockpile forecast at start of year including tonnes and grades;
(iii)	Quantity of concentrate and metals in concentrate expected to be produced on a month-by-month basis for the following year, and over the remaining life of mine on an annual basis, including:
	a.	tonnes and grade of minerals to be processed; and
	b.	expected recoveries of all metals
(iv)	Amount, and description of, anticipated operating and capital expenditures (in accordance with (iii) above)

2.

Quarterly operations report for the Project for each fiscal quarter, which shall include all information prepared and provided to the board of directors of PTM (or any subsidiary of PTM) and to the extent not contained in such reports, will also contain:

(i)	Tonnes and grade of minerals mined and processed summary of concentrate sales.
(ii)	Review of development or operating activities, including the amount and a description of operating and capital expenditures, and a report on any material issues or departures from Project plans.
(iii)	Details with respect to any actual, potential or alleged non-compliance with environmental laws.
(iv)	Details with respect to any material incidents related to health and safety.
(v)	Any material changes to, or expected departure from, the most recent Annual Forecast Report.
(vi)	Details with respect to certain investments made by PTM, including investments in any subsidiaries of PTM and short-term money market investments.

Inspections	While the Loan or Production Payment remain outstanding, at reasonable times and with the prior written consent of the Company (and with expenses of two visits per calendar year to be covered by the Company until January 1, 2024 and the expense of one visit per calendar year to be covered by the Company thereafter),

Assignment	LMM may freely assign or transfer its rights and obligations under the Loan and/or Production Payment

Expense Reimbursement

Reimbursement on similar terms as contained in Section 7.4 of the Sprott Facility, which shall apply to all expenses incurred by LMM, including without limitation those of its advisors, agents and consultants, with regard to this Term Sheet and the Proposed Transaction and the documents contemplated hereby and thereby and the due diligence undertaken by or on behalf of LMM (except no retainer is required).

Transaction Fees

In consideration for the Loan, PTM will make a payment to LMM in an amount equal to 2% of the amount being drawn down under the Loan (the “Drawdown Amount”), payable in common shares of PTM (the “Common Shares”) issued at a deemed price equal to the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the ten trading days immediately prior to the date of delivery of the draw down request, subject to TSX requirements (the “Drawdown Shares”). In connection with the determination of the number of Drawdown Shares to be issued, the Drawdown Amount shall be converted into Canadian dollars using the Bank of Canada noon spot rate for the purchase of Canadian dollars on the day immediately preceding the date of issuance of the Drawdown Shares. The Drawdown Shares shall be subject to a maximum hold period under applicable securities legislation of four months and one day from their date of issue, subject to the conditions prescribed under applicable securities legislation. Notwithstanding the foregoing, the issuance of Draw Down Shares will not exceed 4.0 million and if such issuance would result in LMM beneficially owning more than 19.9% of the Common Shares (as calculated pursuant to the Securities Act (Ontario)) PTM shall only be required to issue that number of Drawdown Shares that would result in LMM holding 19.9% of the Common Shares (as calculated pursuant to the Securities Act (Ontario)) and the remainder of the Drawdown Amount shall be paid in cash. If for any reason PTM is unable to obtain the conditional approval of the TSX for the issuance of the Drawdown Shares, PTM shall pay the Drawdown Amount in cash.

Confidentiality

The nature, existence and content of this Term Sheet and the Proposed Transaction and the nature, existence, contents and status of any discussions between us are not to be disclosed to any third-party (other than regulators or our respective advisors in connection with the Proposed Transaction on a need to know basis) other than as agreed by LMM and PTM.

Company and LMM shall consult with each other before issuing any news release or making any public announcement with respect to this Term Sheet or the transactions contemplated herein and neither party shall issue a news release or make any such public announcement without the prior written consent of the other, except as required by any applicable law or regulatory requirement (in which case the non-disclosing party shall be provided a reasonable opportunity to review and comment thereon and the disclosing party shall give reasonable consideration to the comments of the non-disclosing party).

Documentation	Credit Agreement Inter-Creditor Agreement Production Payment Agreement

Governing Law	British Columbia